Exhibit 99.1

Company announcement – No. 33 / 2020

Zealand Pharma strengthens executive team with new U.S. leadership

Copenhagen, June 15, 2020 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078), a biotechnology company changing lives with innovative peptide-based medicines, today announced the appointment of Frank Sanders as President of Zealand Pharma U.S. Frank will join Zealand on July 6, 2020.

“I am pleased to welcome Frank Sanders to Zealand Pharma, and am confident that he will provide strong and experienced leadership for our U.S. organization,” said Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma. “Frank has more than 25 years of experience within commercial operations. He is well equipped to lead Zealand’s commercial operations to focus on growing existing sales of V-Go and to successfully launch four potential products beginning in 2021.”

Frank has extensive experience in leading multidisciplinary operational teams to achieve successfully their growth strategies. He joins Zealand at a critical point in the company’s journey toward commercializing its proprietary products. Frank has worked in both start-up and established companies, where he has built, led and scaled organizations across sales, account management, marketing, pricing and contract strategy, operations, and patient support.

“This is an exciting opportunity to join Zealand Pharma, and to be a part of the company’s transformative journey,” commented Frank Sanders. “I have been impressed by the team through our interactions so far, and I further appreciate the insights I gained to the potential of the business. I look forward to working with the extended team that is preparing to deliver Zealand products and create positive impact in the lives of patients, their families and caregivers.”

Leading the U.S. organization from Zealand’s Boston-area office, Frank will be a member of the international corporate management team reporting to President and Chief Executive Officer Emmanuel Dulac.

Prior to joining Zealand Pharma, Frank served as the general manager of the U.S. Commercial team at Sage Therapeutics. Earlier experience was gained through roles of increasing commercial responsibilities at Janssen and GlaxoSmithKline. Frank holds a Bachelor’s in Business Administration from Wittenberg University (Ohio, U.S.).

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

LMorvan@zealandpharma.com